United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.    )*
                                             ---
                                 VARIFLEX, INC.
                                 --------------
                                 Name of Issuer

                                  COMMON STOCK
                                  ------------
                          Title of Class of Securities

                                  922242 10 2
                                  -----------
                                  CUSIP Number

                                NOVEMBER 18, 1997
                                -----------------
             (Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 922242 10 2                                            Page   of
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                   IRS NUMBER
        Raymond H. Losi
        Raymond H. Losi, II
        Barbara Losi
        Eileen Losi
        Diane Losi Coletti
        Kathy Losi
        EML Enterprises, L.P.
        The BL 1995 Limited Partnership
        Losi Enterprises, Limited Partnership

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group* a._______
        b.      X

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds
        N/A

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        Raymond H. Losi                            United States Citizen
        Raymond H. Losi, II                        United States Citizen
        Barbara Losi                               United States Citizen
        Eileen Losi                                United States Citizen
        Diane Losi Coletti                         United States Citizen
        Kathy Losi                                 United States Citizen
        EML Enterprises, L.P.                      California
        The BL 1995 Limited Partnership            California
        Losi Enterprises, Limited Partnership      California

--------------------------------------------------------------------------------
Number of Shares                                 7.     Sole Voting Power
Beneficially Owned                                      -0-
                                                 -------------------------------
by Each Reporting                                8.     Shared Voting Power
Person With                                             4,175,396
                                                 -------------------------------
                                                 9.     Sole Dispositive Power
                                                        1,988,729
                                                 -------------------------------
                                                 10.    Shared Dispositive Power
                                                        120,000
                                                 -------------------------------

* See Instructions

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned By Each Reporting Person
        4,175,396 shares of Common Stock

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
        ----

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row 11
        61.9%

--------------------------------------------------------------------------------
14.     Type of Reporting Person
        Raymond H. Losi                            IN
        Raymond H. Losi, II                        IN
        Barbara Losi                               IN
        Eileen Losi                                IN
        Diane Losi Coletti                         IN
        Kathy Losi                                 IN
        EML Enterprises, L.P.                      PN
        The BL 1995 Limited Partnership            PN
        Losi Enterprises, Limited Partnership      PN
--------------------------------------------------------------------------------

Reference is made to the following Schedule 13Ds:

     The BL 1995 Limited Partnership Schedule 13D filed on July 3, 1995

     EML Enterprises, L.P. Schedule 13D filed on November 21, 1995

     Remy Capital Partners, IV, L.P. Schedule 13D filed on November 26, 1997



                                  SCHEDULE 13D
                                  ------------

ITEM 1.SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Variflex, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 5152 North Commerce Avenue, Moorpark, California 93021. As of November 20, 1997, the Company had 6,025,397 shares of Common Stock outstanding.

ITEM 2.IDENTITY AND BACKGROUND

     The following is a description of each of the persons filing this Schedule 13D (each a "Reporting Person"):

     RAYMOND H. LOSI - Raymond H. Losi's address is c/o Variflex, Inc. 5152 North Commerce Avenue, Moorpark, California 93021. Pursuant to the Consulting Agreement described in Item 6 below and attached as Exhibit H to this Schedule D, Mr. Losi is a consultant to the Company. Raymond H. Losi is a United States Citizen.

     RAYMOND H. LOSI, II - Raymond H. Losi, II's address is c/o Variflex, Inc. 5152 North Commerce Avenue, Moorpark, California 93021. Mr. Losi is Chief Executive Officer, President and a Director of the Company. Mr. Losi is a United States Citizen.

     BARBARA LOSI - Barbara Losi's address is c/o Variflex, Inc. 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Losi's principal employment is as a private investor. Ms. Losi is a United States Citizen.

     EILEEN LOSI - Eileen Losi's address is c/o Variflex, Inc. 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Losi's principal employment is as a private investor. Ms. Losi is a United States Citizen.

     DIANE LOSI COLETTI - Diane Losi Coletti's address is c/o Variflex, Inc. 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Coletti's principal employment is as a private investor. Ms. Coletti is a United States Citizen.

     KATHY LOSI - Kathy Losi's address is c/o Variflex, Inc. 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Losi's principal employment is the Controller of an insurance brokerage firm. Ms. Losi is a United States Citizen.

     THE BL 1995 LIMITED PARTNERSHIP - The BL 1995 Limited Partnership ("BL") is a California limited partnership. BL's principal business is investment in securities. The principal business address and the principal office address of BL is 79-353 Montego Bay Drive, Bermuda Dunes, California, 92201.

     The general partners of BL are Jodi A. Batcheller, Lori L. Short and BL Holdings, Inc., a California corporation ("BL Holdings"). The name, business address, citizenship, and present principal occupation of each of the general partners of BL and the controlling persons of BL Holdings are set forth in
Schedule I hereto.

     EML ENTERPRISES, L.P. - EML Enterprises, Limited Partnership ("EML") is a California limited partnership. EML's principal business is investment in securities. The principal business address and the principal office address of EML is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California, 93021.

     The general partners of EML are the RHL Trust u/d/t January 23, 1995 and the DKL Trust u/d/t January 23, 1995. The name, business address, citizenship, and present principal occupation of each of the general partners of EML and the controlling persons of the general partners are set forth in Schedule II hereto.

     LOSI ENTERPRISES LIMITED PARTNERSHIP - Losi Enterprises Limited Partnership ("Enterprises") is a California Limited Partnership. Enterprises principal business is investment in securities. The principal business address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021.

     The general partner of Enterprises is Losi Properties, Inc., a California corporation ("Losi Properties"). The name, business address, citizenship, and present principal occupation of the controlling persons of Losi Properties are set forth in Schedule III hereto.



     None of the Reporting Persons, the general partners of the Reporting Persons or the officers and directors of the corporate general partners of the Members, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or of a finding of any violation with respect to such laws.

     In addition, pursuant to the Voting Rights Agreement (as defined in Item 6) the Reporting Person and Remy Capital Investors IV, L.P. ("Remy") may also be deemed to be a "group" within the meaning of Rule 13d-5 under Securities Exchange Act of 1934, as amended.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     N/A

ITEM 4.PURPOSE OF THE TRANSACTION

     N/A

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

     To the extent that the responses in this Item 5 relate to persons other than the Reporting Persons, said responses are qualified in that they are made to the best knowledge of the Reporting Persons.

     (A) The following is a list of the number of shares of Common Stock beneficially owned by each of the Reporting Persons (in the aggregate, the "Shares") and the percentage ownership in the Company by each Member (based on the number of outstanding shares of Common Stock as of November 20, 1997, as set forth in the Company's Form 10-K/A dated November 26, 1997):

                         Number of     Number of                   Percentage of
                          Shares        Shares          Total       Outstanding
                         Currently   With Right to   Beneficially   Common Stock
      MEMBER'S NAME        OWNED        ACQUIRE      OWNED SHARES      OWNED
      -------------      ---------   -------------   ------------  -------------

Raymond H. Losi           246,575       200,000         446,575        7.17%
Raymond H. Losi, II     1,311,415       118,000       1,429,415       23.27%
Barbara Losi              106,438       100,000         206,438        3.43%
Eileen Losi               120,000             0         120,000        1.99%
Diane Losi Coletti         26,301             0          26,301            *
Kathy Losi                120,000                       120,000        1.99%
EML Enterprises, L.P.     263,908             0         263,908        4.38%
The BL 1995
Limited Partnership       100,000             0         100,000        1.66%
Losi Enterprises
Limited Partnership       807,507             0         807,507       13.40%
Remy Capital
Partners IV, L.P.       1,666,667       400,000       2,066,667       32.16%

* Represents less than 1% of the outstanding Common Stock.

     (B) Raymond H. Losi has the sole power to dispose of or to direct the disposition of 472,876 Shares. Raymond H. Losi, II has the sole power to dispose of or to direct the disposition of 118,000 Shares. Eileen Losi has the sole power to dispose of or to direct the disposition of 120,000 Shares. Barbara Losi has the sole power to dispose of or to direct the disposition of 106,438 Shares. EML has the sole power to dispose of or to direct the disposition of 263,908 Shares. BL has the sole power to dispose of or to direct the disposition of 100,000 Shares. Losi Enterprises has the sole power to dispose of or to direct the disposition of 807,507 Shares. Raymond H. Losi, II and Kathy Losi share the power to dispose of or to direct the disposition of 120,000 Shares. Remy has the sole power to dispose of or to direct the disposition of 2,066,667 Shares.

          The power to vote or to direct the vote of the Shares is shared pursuant to the Voting Agreement by and among the Reporting Persons and Remy.

          The business address of Remy is 1801 Century Park East, Suite 1111, Los Angeles, California 90067. Remy's principal business is in private investment and consulting. During the last five years, Remy has not been (i) convicted in a criminal proceeding or (ii) a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (C) As further described in Item 6 below, during the last 60 days 1,666,667 shares of Common Stock were sold by BL, EML and The RHL Limited Partnership to Remy. In connection with this transaction, the Company entered into warrant agreements pursuant to which Remy, Raymond H. Losi and Raymond H. Losi, II received warrants to purchase 400,000, 200,000 and 100,000 shares of Common Stock, respectively.

     (D) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (E)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On November 18, 1997, a Stock Purchase Agreement was entered into by Remy as buyer and BL, EML and The RHL Limited Partnership, as sellers (the "Losi Partnerships"), pursuant to which Remy purchased 1,666,667 of the outstanding shares of Common Stock of the Company held by the Losi Partnerships at a price of $5.50 per share (the "Transaction"). Raymond H. Losi, Raymond H. Losi, II, Barbara Losi, Eileen M. Losi, Kathy Losi and Diane K. Losi Coletti (the "Losi Family") may be deemed to have an interest in one or more of the Losi Partnerships.

     In accordance with the terms of the Transaction, the Company entered into consulting agreements with each of Raymond H. Losi, who resigned as Chairman of the Board and Chief Executive Officer of the Company, and Remy (the "Consulting Agreements"), pursuant to which Raymond H. Losi and Remy will each act as independent consultants for a period of two years. As compensation under the Consulting Agreements, Remy is to receive warrants to purchase 400,000 shares of the Company's Common Stock at a price of $5.10 per share (the "Warrant Share Price") and registration rights, and Raymond H. Losi is to receive a fee of $100,000 per year and warrants to purchase 200,000 shares of the Company's Common Stock at the Warrant Share Price. The warrants issued to Raymond H. Losi, as well as warrants to purchase 100,000 shares of the Company's Common Stock at the Warrant Share Price that were issued to Raymond H. Losi, II in accordance with the amendment of his employment agreements (together, the "Warrants"), were issued by the Company in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Warrants and the warrants issued to Remy are assignable after February 1, 1998 and expire on November 18, 2004. In accordance with the terms of the Transaction, the Company also granted certain registration rights to each of Raymond M. Losi, II and Remy, giving them each three demand rights to require the Company to file a registration statement with the Securities and Exchange Commission with respect to the shares of the Company's Common Stock which each of them or their affiliates hold, and also granted certain piggyback registration rights.

     Also in connection with the Transaction, a Voting Rights Agreement was entered into among entities controlled by the Losi Family that hold Common Stock of the Company (the "Losi Entities") and Remy (the "Voting Rights Agreement") pursuant to which the parties agreed to the procedures the parties would follow in nominating and voting for directors of the Company. Subject to certain adjustments in the event that the holdings of Common Stock of Remy, on one hand, or the Losi Entities, on the other hand, decline to certain levels, the Voting Rights Agreement stipulates that, beginning in 1998, at each annual meeting of the Company, the parties will vote the shares of Common Stock of the Company owned by them for six directors of which two directors are nominated by Remy, two directors are nominated by the Losi Entities and two independent directors are agreed to by the Losi Entities and Remy. The Voting Rights Agreement also grants (i) Remy the right of first offer with respect to any Common Stock of the Company that the Losi Entities desire to sell or transfer to anyone other than "a Permitted Transferee" (as defined in the Voting Rights Agreement) and (ii) the Losi Entities a reciprocal right of first offer with respect to Common Stock of the Company held by Remy.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Stock Purchase Agreement

Exhibit B - Registration Rights Agreement

Exhibit C - Voting Rights Agreement

Exhibit D - Warrant Agreement - Remy

Exhibit E - Warrant Agreement - Raymond H. Losi

Exhibit F - Warrant Agreement - Raymond H. Losi, II

Exhibit G - Consultating Agreement - Remy

Exhibit H - Consultating Agreement - Raymond H. Losi

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: November 26, 1997


                              Signature: /S/ RAYMOND H. LOSI
                                         -----------------------
                              Name/Title:  Raymond H. Losi



                              Signature: /S/ RAYMOND H. LOSI, II
                                         -----------------------
                              Name/Title:  Raymond H. Losi, II



                              Signature: /S/ BARBARA LOSI
                                         -----------------------
                              Name/Title:  Barbara Losi



                              Signature: /S/ EILEEN LOSI
                                         -----------------------
                              Name/Title:  Eileen Losi



                              Signature: /S/ DIANE LOSI COLETTI
                                         -----------------------
                              Name/Title:  Diane Losi Coletti



                              Signature: /S/ KATHY LOSI
                                         -----------------------
                              Name/Title:  Diane Losi Coletti

                              EML Enterprises, L.P.
                              a California limited partnership

                              By:    DKL Trust u/d/t 1/23/95
                                     General Partner

                              Signature: /S/ RAYMOND H. LOSI, II
                                         -----------------------
                              Name/Title:  Raymond H. Losi, II, Trustee

                              The BL 1995 Limited Partnership,
                              a California limited partnership

                              By:    BL Holdings, Inc.,
                                     a California Corporation
                                     General Partner

                              Signature: /S/ BARBARA LOSI
                                         -----------------------
                              Name/Title:  Barbara Losi, President

                              Losi Enterprises, Limited Partnership,
                              a California limited partnership

                              By:    Losi Properties, Inc.,
                                     a California Corporation
                                     General Partner

                              Signature: /S/ RAYMOND H. LOSI, II
                                         -----------------------
                              Name/Title:  Raymond H. Losi, II, Officer

                                   SCHEDULE I

                       Name, Business Address, Citizenship
                        and Present Principal Occupation
                             of the General Partners


               The following sets forth with respect to each of the general partners of The BL 1995 Limited Partnership and of controlling persons of such general partners, the name, state of organization or incorporation and principal business and business address (unless otherwise indicated, such address is 79-353 Montego Bay Drive, Bermuda Dunes, CA 92201). Each natural person identified below is a citizen of the United States. In the case of the general partner which is a corporation, information as to officers, directors and shareholders is provided.

BL HOLDINGS, INC.
-----------------

General partner of The BL 1995 Limited Partnership.

A corporation organized under the laws of California.

The officers and directors of BL Holdings,  Inc. are Barbara Losi, Raymond (Ray)
H. Losi and Jodi A. Batcheller.

Barbara Losi is the sole shareholder.

BARBARA LOSI
------------

Present Principal Occupation:  Secretary of Variflex, Inc.

JODI A. BATCHELLER
------------------

Present Principal Occupation:  Registered Nurse

LORI L. SHORT
-------------

Present Principal Occupation:  Real Estate Agent

                                   SCHEDULE II

                       Name, Business Address, Citizenship
                        and Present Principal Occupation
                             of the General Partners
                       -----------------------------------

        The following sets forth with respect to each of the general partners of EML Enterprises, Limited Partnership and of controlling persons of such general partners, the name, state of organization or incorporation and principal business and business address (unless otherwise indicated, such address is 5152 North Commerce Avenue, Moorpark, CA 93021). Each natural person identified below is a citizen of the United States. In the case of the general partner which is a corporation, information as to officers, directors and shareholders is provided.

RHL TRUST
---------

General partner of EML Enterprises, Limited Partnership.

A trust under declaration of trust dated January 23, 1995.

Federal Identification Number 95-6988868.

The Trustee of the Trust is Diane K. Losi-Coletti.

DIANE K. LOSI-COLETTI
---------------------

Present Principal Occupation:  Private Investor

DKL TRUST
---------

General partner of EML Enterprises, Limited Partnership.

A trust under declaration of trust dated January 23, 1995.

Federal Identification Number 95-6988867.

The Trustee of the Trust is Raymond (Jay) H. Losi II.

RAYMOND (JAY) H. LOSI II
------------------------

Present Principal Occupation: Chief Executive Officer, President and Chief Operating Office of Variflex, Inc.

                                  SCHEDULE III

                       Name, Business Address, Citizenship
                        and Present Principal Occupation
                             of the General Partner
                       -----------------------------------

        The following sets forth with respect to the general partner of Losi Enterprises, Limited Partnership and of controlling persons of such general partner, the name, state of organization or incorporation and principal business and business address (unless otherwise indicated, such address is 5152 North Commerce Avenue, Moorpark, CA 93021). Each natural person identified below is a citizen of the United States. In the case of the general partner which is a corporation, information as to officers, directors and shareholders is provided.

LOSI PROPERTIES, INC.
---------------------

General partner of Losi Enterprises, Limited Partnership.

A corporation organized under the laws of California.

Federal Identification Number 95-4515884.

The officers and directors of Losi Properties, Inc. are Raymond H. Losi, II and Kathy Losi.

The sole shareholder of Losi Properties, Inc. is the Jay Losi and Kathy Losi Children's Trust of which Raymond H. Losi is Trustee.

RAYMOND H. LOSI, II
-------------------

Present Principal Occupation: Chief Executive Officer, President and Chief Operating Officer of Variflex, Inc.

KATHY LOSI
----------

Present Principal Occupation:  Management Consultant